U N I T E D   S T A T E S

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549

                             FORM 11-K




         [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 1997


                                or


         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM

                   ____________ TO ____________



               PACIFIC CENTURY FINANCIAL CORPORATION
                        PROFIT SHARING PLAN
       _____________________________________________________
        Full title of the plan and the address of the plan,
         if different from that of the issuer named below:



                Pacific Century Financial Corporation
                         130 Merchant Street
                       Honolulu, Hawaii  96813
       _____________________________________________________
       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Required Information

     Listed below are the financial statements and exhibits filed as part of the annual report.

     A)  Financial Statements

         1)      Report of Independent Certified Public Accountants
         2) Statements of Net Assets Available for Benefits December 31, 1997 and 1996
         3) Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 1997 and 1996
         4)      Notes to Financial Statements
         5)      Schedule of Assets Held for Investment Purposes
                 December 31, 1997
         6)      Schedule of Reportable Transactions  December 31, 1997

     B)  Exhibits

         Consent of Independent Certified Public Accountants



SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                            PACIFIC CENTURY FINANCIAL CORPORATION
                            PROFIT SHARING PLAN



Date:  June 29, 1998         By:   /s/ RICHARD J. DAHL

                                   Richard J. Dahl
                                   President and Director of
                                   Pacific Century Financial
                                   Corporation; and member of the
                                   Pacific Century Financial
                                   Corporation Benefit Plans
                                   Committee

                       Financial Statements
                    and Supplemental Schedules

              Pacific Century Financial Corporation
                       Profit Sharing Plan

              Years ended December 31, 1997 and 1996
               with Report of Independent Auditors

               Pacific Century Financial Corporation
                       Profit Sharing Plan

                      Financial Statements
                   and Supplemental Schedules

             Years ended December 31, 1997 and 1996




                             Contents

Report of Independent Auditors.........................1

Financial Statements

Statements of Net Assets Available for Benefits........2
Statements of Changes in Net Assets Available
  for Benefits.........................................3
Notes to Financial Statements..........................4

Supplemental Schedules

Schedule of Assets Held for Investment Purposes.......13
Schedule of Reportable Transactions...................15

                 Report of Independent Auditors

The Board of Directors
The Bank of Hawaii and
The Benefit Plans Committee
Pacific Century Financial Corporation Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Pacific Century Financial Corporation Profit Sharing Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Benefit Plans Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Benefit Plans Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1997 financial statements taken as a whole.


                                   /s/ ERNST & YOUNG LLP

Honolulu, Hawaii
May 15, 1998

                       Pacific Century Financial Corporation Profit Sharing Plan

                            Statements of Net Assets Available for Benefits

                                                                                      December 31
                                                                              1997                1996
                                                                             -------------------------
                                                                                     (In Thousands)
Assets
Investments, at fair value:
         Mutual funds                                                     $ 85,976            $ 65,112
         Collective trust                                                   22,757              22,818
         Common stock                                                       82,725              70,694
         Participant loans                                                   4,228               3,031
                                                                          --------            --------
     Total investments                                                     195,686             161,655

Receivables:
     Employer contribution                                                   5,981               4,953
     Employee contributions                                                    567                 444
                                                                          --------            --------
                                                                             6,548               5,397
                                                                          --------            --------
Net assets available for benefits                                         $202,234            $167,052
                                                                          ========            ========

See accompanying notes to financial statements.
/TABLE

                      Pacific Century Financial Corporation Profit Sharing Plan

                     Statements of Changes in Net Assets Available for Benefits


                                                                               Year ended December 31
                                                                              1997                1996
                                                                             -------------------------
                                                                                   (In Thousands)
Additions
Investment income                                                        $ 13,136            $  8,741
Net realized and unrealized appreciation in fair
  value of investments                                                     18,402              16,321

Contributions:
     Employee                                                               6,598               5,601
     Employer                                                               8,806               6,970
     Other                                                                    359                  48
                                                                         --------            --------
                                                                           15,763              12,619
                                                                         --------            --------
                                                                           47,301              37,681

Deductions
Distributions to plan participants                                        (12,119)            (36,001)
                                                                         --------            --------

Net increase                                                               35,182               1,680
Net assets available for benefits at beginning of
  year                                                                    167,052             165,372
                                                                         --------            --------
Net assets available for benefits at end of year                         $202,234            $167,052
                                                                         ========            ========


See accompanying notes to financial statements.
/TABLE

1. Description of the Plan and Summary of Significant Accounting
Policies

Description of the Plan

The following description of the Pacific Century Financial
Corporation (formerly known as Bancorp Hawaii, Inc.) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan for employees of Bank of Hawaii and certain subsidiaries of Pacific Century Financial Corporation and Bank of Hawaii, collectively (the Bank), who have fulfilled the Plan's participation requirements. The Plan is subject to the reporting and disclosure, fiduciary, vesting, and administration and enforcement provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On behalf of the Bank as Plan Administrator, the Plan is administered by the Benefit Plans Committee. All assets of the Plan are held in trust by The Vanguard Fiduciary Trust Company, as trustee, and all benefits are provided by such trust fund.

The participating employers make a profit sharing contribution on behalf of participants for each calendar year in an amount which is based upon Pacific Century Financial Corporation's profits for the year. The contribution varies depending on Pacific Century Financial Corporation's adjusted net income and adjusted return on equity. The amount of profit sharing contribution for the years ended December 31, 1997 and 1996 were $5,291,225 and $4,952,825, respectively. Participants are allowed to contribute up to 7% of their eligible compensation to the Plan. However, annual additions attributed to participants' accounts are limited to certain maximum annual amounts, including those provided under the Internal Revenue Code ($30,000 for 1997 and 1996).

The participating employers contribute matching contributions on behalf of participants each calendar quarter equal to $1.25 for each $1.00 contributed by participants up to 2% of the participant's eligible compensation. Matching contributions are made to the Plan by the end of the following calendar quarter.

Participants are permitted to select among the following investment funds in which contributions are to be invested: Pacific Capital Growth Stock Fund, Pacific Capital Growth & Income Fund, Pacific Capital New Asia Growth Fund, Pacific Capital Short-Intermediate U.S. Treasury Securities Unit Fund, Pacific Capital Diversified Fixed Income Unit Fund, Vanguard Wellington Fund, Vanguard Windsor Fund, 500 Portfolio of the Vanguard Index Trust, Short-Term Federal Portfolio of the Vanguard Fixed Income Securities Fund, Vanguard Retirement Savings Trust, and the Pacific Century Financial Corporation Stock Fund.

Participants are fully vested in the Plan's assets allocated to their account.

Withdrawals are permitted for participants demonstrating immediate and heavy financial need and participants may borrow a portion of the value of their account. However, no withdrawals or loans are permitted from the Pacific Century Stock Fund.

For termination of employment due to retirement (normal and early), disability, and death, a participant is entitled to receive an allocation of matching contribution and profit sharing contribution for the calendar quarter or calendar year, respectively, in which the participant terminates employment. Under these conditions, the participant's accounts are distributed as soon as practicable after the year-end allocations are made. However, the participant may make an election to waive this allocation and receive an immediate distribution. For termination of employment before retirement (normal or early), disability or death, a participant's account is distributed as soon as practicable. For all accounts under the Plan that exceed $5,000, a distribution can only be made if the participant consents in writing to such a distribution. Generally, all distributions from the Plan upon a participant's termination are made in a lump sum. In case of death, beneficiaries may elect to receive distributions as a lump sum or as an annuity contract. Participants may elect to defer distributions.

In the event that the Board of Directors terminates the Plan, each participant's interest in the Plan will remain fully vested and non-forfeitable. The Board of Directors may require all participants and beneficiaries to withdraw such amounts in cash, in kind, in any other form, or any combination thereof, as it may determine in its sole discretion.

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Expenses

Fees paid to the Plan's trustee and other administrative expenses are paid by the participating employers. Brokerage commissions and other expenses incurred in connection with the purchase or sale of investments are paid by the Plan.
Investments

Investments are stated at fair value. Values for the Pacific Century Financial Corporation Stock Fund and mutual funds are determined based on quoted market prices. Value for the Vanguard Retirement Savings Trust is based on contract value, which approximates fair value. Contract value represents contributions made, plus interest accrued at the contract rate, less withdrawals.

The net realized gain and loss on investments that were sold during the year and the unrealized gain and loss on investments held at year end are reflected in the Statements of Changes in Net Assets Available for Benefits as net realized and unrealized appreciation (depreciation) in fair value of investments. The realized gain and loss on investments sold are computed using the average cost method. Investment transactions are recorded on the trade date.

Contributions

Contributions from both employer and employees are accrued through December 31 in the Statements of Net Assets Available for Benefits.

2. Investments

The Vanguard Retirement Savings Trust is a collective trust investing in investment contracts with selected insurance companies and commercial banks. The Vanguard Retirement Savings Trust allows for benefit responsive withdrawals by the Plan at contract value, subject to certain market value adjustments.

The fair values of individual investments representing 5 percent or more of the Plan's net assets at December 31, 1997 and 1996 are as follows:



                                                                                   December 31
                                                                              1997                1996
                                                                         ---------           ---------
                                                                                  (In Thousands)
Vanguard Wellington Fund                                                 $  30,070           $  24,444
Vanguard Windsor Fund                                                       37,249              30,270
500 Portfolio of the Vanguard Index Trust                                   12,413               7,252
Vanguard Retirement Savings Trust                                           22,757              22,818
Pacific Century Financial Corporation Stock                                 82,725              70,694


3. Transactions and Agreements with Parties in Interest

The Pacific Century Financial Corporation Stock Fund invests in the $2 par common stock of Pacific Century Financial Corporation.

The Pacific Capital Growth Stock Fund, Pacific Capital Growth & Income Fund, Pacific Capital New Asia Growth Fund, Pacific Capital Short Intermediate U.S. Treasury Securities Unit Fund, and the Pacific Capital Diversified Fixed Income Unit Fund belong to a family of proprietary mutual funds advised by Pacific Century Trust (formerly known as Hawaiian Trust Company, Limited), a division of the Bank of Hawaii.

The Vanguard Wellington Fund, Vanguard Windsor Fund, 500 Portfolio of the Vanguard Index Trust, and the Short-Term Federal Portfolio of the Vanguard Fixed Income Securities Fund are mutual funds managed by the Vanguard Fiduciary Trust Company. The Vanguard Retirement Savings Trust is a collective trust managed by the Vanguard Fiduciary Trust Company.

4. Income Tax Status

The Internal Revenue Service has issued a determination letter dated May 10, 1997 stating that the Plan qualifies, in form, under
Section 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Benefit Plans Committee is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan's qualified status.

5. Changes in Net Assets Available for Benefits by Fund

During 1997, the change in net assets available for benefits by fund is as follows:


                                          Year ended December 31, 1997
------------------------------------------------------------------------------------------------------------
                                                                            Pacific
                                                                            Capital
                                                                              Short
                                                                       Intermediate      Pacific
                                         Pacific     Pacific    Pacific        U.S.      Capital
                                         Capital     Capital    Capital    Treasury  Diversified
                                          Growth    Growth &   New Asia  Securities        Fixed    Vanguard
                                           Stock      Income     Growth        Unit  Income Unit  Wellington
                                            Fund        Fund       Fund    Fund (1)     Fund (1)        Fund
------------------------------------------------------------------------------------------------------------
                                                 (In Thousands)
Additions
Investment income                        $  244      $  107     $  122          $ 1          $ -    $ 2,555
Net realized and
  unrealized
  appreciation
  (depreciation) in
  fair value of
  investments                                62          91       (507)           -            -      3,078

Interfund transfers                         298         461         92           40           13       (271)

Contributions:
  Employee                                  162         112        232            -            -        821
  Employer                                  239         175        266            -            2      1,148
  Other                                       1           7          7            -            -        122
------------------------------------------------------------------------------------------------------------
                                            402         294        505            -            2      2,091
------------------------------------------------------------------------------------------------------------
                                          1,006         953        212           41           15      7,453

Deductions
Distributions to plan
  participants                              (61)        (26)       (85)           -            -     (1,706)
------------------------------------------------------------------------------------------------------------
                                            945         927        127           41           15      5,747
Net assets available
  for benefits at
  beginning of year                         868         396      1,049            -            -     25,180
------------------------------------------------------------------------------------------------------------
Net assets available
  for benefits at end
  of year                                $1,813      $1,323     $1,176          $41          $15    $30,927
============================================================================================================

(1) In 1997, the Pacific Capital Short Intermediate U.S. Treasury Securities Unit Fund and Pacific Capital
Diversified Fixed Income Unit Fund became available as investment options.

                                          Year ended December 31, 1997
------------------------------------------------------------------------------------------------------------
                                                  Short-Term
                                                     Federal
                                                Portfolio of
                                                         the
                                                    Vanguard                Pacific
                                 500 Portfolio         Fixed   Vanguard     Century
                       Vanguard         of the        Income Retirement   Financial
                        Windsor       Vanguard    Securities    Savings Corporation
                           Fund    Index Trust          Fund      Trust  Stock Fund    Loan Fund       Total
-------------------------------------------------------------------------------------------------------------
                                                 (In Thousands)
Additions
Investment income      $ 5,965         $  251        $  120    $ 1,377     $ 2,099       $  295    $ 13,136
Net realized and
  unrealized
  appreciation
  (depreciation) in
  fair value of
  investments              714          2,500            11          -      12,453            -      18,402

Interfund transfers       (366)         1,463           919       (982)     (2,834)       1,167           -

Contributions:
  Employee               1,292            964           116        851       2,048            -       6,598
  Employer               1,639          1,173           176      1,308       2,680            -       8,806
  Other                     48             69             -         63          42            -         359
-------------------------------------------------------------------------------------------------------------
                         2,979          2,206           292      2,222       4,770            -      15,763
-------------------------------------------------------------------------------------------------------------
                         9,292          6,420         1,342      2,617      16,488        1,462      47,301

Deductions
Distributions to plan
  participants          (2,084)        (1,008)         (153)    (2,514)     (4,217)        (265)    (12,119)
-------------------------------------------------------------------------------------------------------------
                         7,208          5,412         1,189        103      12,271        1,197      35,182

Net assets available
  for benefits at
  beginning of year     31,275          7,885         1,328     23,590      72,450        3,031     167,052
-------------------------------------------------------------------------------------------------------------
Net assets available
  for benefits at end
  of year              $38,483        $13,297        $2,517    $23,693     $84,721       $4,228    $202,234
=============================================================================================================
/TABLE

During 1996, the change in net assets available for benefits by fund is as follows:

                                                  Year ended December 31, 1996
------------------------------------------------------------------------------------------------------------
                                       Pacific       Pacific    Pacific
                                       Capital       Capital    Capital
                                        Growth      Growth &   New Asia    Vanguard     Vanguard
                                         Stock        Income     Growth  Wellington      Windsor
                                      Fund (1)      Fund (1)   Fund (1)        Fund         Fund
------------------------------------------------------------------------------------------------------------
                                                          (In Thousands)
Additions
Investment income                        $  4          $ 16     $    9     $ 1,932      $ 2,925
Net realized and
  unrealized
  appreciation
  (depreciation) in
  fair value of
  investments                              67            17         41       1,583        3,614

Interfund transfers                       583           155        550        (206)        (247)

Contributions:
  Employee                                108            66        158         743        1,081
  Employer                                150           101        228         951        1,298
  Other                                     1             1          5           4           16
------------------------------------------------------------------------------------------------------------
                                          259           168        391       1,698        2,395
------------------------------------------------------------------------------------------------------------
                                          913           356        991       5,007        8,687
Deductions
Distributions to plan
  participants                           (121)           (9)       (22)     (5,183)      (5,036)
------------------------------------------------------------------------------------------------------------
                                          792           347        969        (176)       3,651
Net assets available
  for benefits at
  beginning of year                        76            49         80      25,356       27,624
------------------------------------------------------------------------------------------------------------
Net assets available
  for benefits at end
  of year                               $ 868          $396     $1,049     $25,180      $31,275
============================================================================================================

(1) Effective January 1, 1996, the Pacific Capital Funds became available as investment options. Contributions received after January 1, 1996 for Plan year 1995 were eligible to invest in the Pacific Capital Funds.

/TABLE

                                                  Year ended December 31, 1996
------------------------------------------------------------------------------------------------------------
                                    Short-Term
                                       Federal
                                  Portfolio of
                                           the
                                      Vanguard                  Pacific
                  500 Portfolio          Fixed      Vanguard    Century
                         of the         Income    Investment  Financial
                       Vanguard     Securities      ContractCorporation
                    Index Trust           Fund         Trust Stock Fund   Loan Fund        Total
-----------------------------------------------------------------------------------------------------------
                                                       (In Thousands)
Additions
Investment income       $  145         $   69       $ 1,434    $ 2,100      $  107     $  8,741
Net realized and
  unrealized
  appreciation
  (depreciation) in
  fair value of
  investments              959            (16)            -     10,056           -       16,321

Interfund transfers      2,015            357           857     (7,072)      3,008            -

Contributions:
  Employee                 670            111           789      1,875           -        5,601
  Employer                 808            149         1,019      2,266           -        6,970
  Other                     10              1             1          9           -           48
------------------------------------------------------------------------------------------------------------
                         1,488            261         1,809      4,150           -       12,619
------------------------------------------------------------------------------------------------------------
                         4,607            671         4,100      9,234       3,115       37,681
Deductions
Distributions to plan
  participants            (724)          (633)      (11,065)   (13,108)       (100)     (36,001)
------------------------------------------------------------------------------------------------------------
                         3,883             38        (6,965)    (3,874)      3,015        1,680
Net assets available
  for benefits at
  beginning of year      4,002          1,290        30,555     76,324          16      165,372
------------------------------------------------------------------------------------------------------------
Net assets available
  for benefits at end
  of year               $7,885         $1,328       $23,590    $72,450      $3,031     $167,052
============================================================================================================

6. Change in Plan to Employee Stock Ownership Plan

Effective April 1, 1998, the portion of the Plan consisting of the Pacific Century Stock Fund will be treated as an employee stock ownership plan (ESOP). Any cash dividends on Pacific Century Stock will be passed through to the participants unless the participant elects against receiving the dividend. The cash dividend on shares of Pacific Century Stock paid as a dividend pass through will not be treated as a distribution from the Plan, rather it will be accounted for as if the participant receiving the dividend was the direct owner of the shares of Pacific Century Stock. For participants electing not to receive the dividend pass through, the dividend will be allocated to the participants' account as income and will be invested in additional shares.

7. Year 2000 Issues (Unaudited)

The computer applications and systems used for the Plan's accounting and operational processing are included in Pacific Century Financial Corporation's consolidated Year 2000 Project Plan, which is designed to identify, assess, and resolve Year 2000 issues in a timely manner. The consolidated Year 2000 Project Plan also includes determining whether third party service providers have reasonable plans in place to become Year 2000 compliant. Management does not expect the consolidated Year 2000 project to have a significant effect on the operations of the Plan. Additional information regarding the consolidated Year 2000 Project Plan is disclosed in Pacific Century Financial Corporation's 1997 Annual Report to shareholders.

                       Supplemental Schedules

                              Pacific Century Financial Corporation Profit Sharing Plan

                                   Schedule of Assets Held for Investment Purposes

                                                 December 31, 1997

Plan Number: 091203
Employer ID Number: 99-0033900

Identity of Issue
Description of Asset                        Number of Shares       Cost            Current Value
------------------------------------------------------------------------------------------------------------
(In thousands, except for shares)
Mutual Funds
Pacific Capital Growth
 Stock Fund *                                        108,047     $1,528                   $1,623

Pacific Capital Growth &
 Income Fund *                                        73,215      1,095                    1,184

Pacific Capital New Asia
 Growth Fund *                                       118,410      1,399                      991

Pacific Capital Diversified
 Fixed Income Unit Fund *                              2,703         14                       14

Pacific Capital Short
 Intermediate U.S. Treasury
 Securities Unit Fund *                                8,059         40                       40

Vanguard Wellington Fund *                         1,021,055     22,604                   30,070

Vanguard Windsor Fund *                            2,193,687     33,150                   37,249

500 Portfolio of the
 Vanguard Index Trust *                              137,813      9,007                   12,413

Short-Term Federal
 Portfolio of the Vanguard
 Fixed Income Securities
 Fund *                                              236,001      2,385                    2,392
                                                                --------------------------------
Total mutual funds                                               71,222                   85,976


Collective Trust
Vanguard Retirement
 Savings Trust *                                $ 22,756,789    $22,757                  $22,757


Common Stock
Pacific Century Financial
 Corporation Stock *                               3,126,404     42,467                   82,725

Participant Loans                                  Interest
                                               rates ranging
                                               from 7.14% to
                                                       8.61%          -                    4,228
                                                                                       ---------
                                                                                        $195,686
                                                                                       =========

*Indicates investment with a party-in-interest to the Plan.

                              Pacific Century Financial Corporation Profit Sharing Plan

                                          Schedule of Reportable Transactions

                                              Year ended December 31, 1997
                                                                                               Current Value
                                                                                                 of Asset on
Description         Identity of          Purchase        Selling                  Transaction       Net Gain
of Asset            Party Involved          Price          Price Cost of Asset           Date         (Loss)
------------------------------------------------------------------------------------------------------------
(In Thousands)
Category (iii)-series of securities transactions

Vanguard            The
 Wellington         Vanguard
 Fund               Group*

Purchases                                 $ 6,549        $     -       $ 6,549        $ 6,549         $    -
Sales                                           -          3,995         3,145          3,995            850

Vanguard            The
 Windsor Fund       Vanguard
                    Group*
Purchases                                  11,208              -        11,208         11,208              -
Sales                                           -          4,941         4,087          4,941            854

Vanguard            The
 Retirement         Vanguard
 Savings Trust      Group*

Purchases                                   7,282              -         7,282          7,282              -
Sales                                           -          7,339         7,339          7,339              -

Pacific Century     Pacific
 Financial          Century
 Corporation        Financial
 Stock Fund         Corporation*

Purchases                                   9,789              -         9,789          9,789              -
Sales                                           -         10,224         5,905         10,224          4,319

*Indicates a party-in-interest to the Plan.

There were no category (i), (ii), or (iv) transactions.
/TABLE

                 CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-57267) pertaining to the Pacific Century Financial Corporation Profit Sharing Plan, of our report dated May 15, 1998, with respect to the financial statements and schedules of the Pacific Century Financial Corporation Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.



                                /s/ ERNST & YOUNG LLP




Honolulu, Hawaii
June 26, 1998